Mail Stop 4-06

September 21, 2006

Robin G. Seim
Executive Vice President of Finance and Chief Financial Officer
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

> **Re: Omnicell, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006**
> **and June 30, 2006**
> **File No. 000-33043**

Dear Mr. Seim:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 1. Organization and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 50

1.   Tell us how you recognize revenue on sales to distributors. Tell us if you offer these distributors any rights-of-return or other incentives (i.e. discounts, price concessions, etc), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that your fee is fixed and determinable upon the product's shipment to the distributor.   Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations. In addition, describe your ability to reasonably estimate

the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b) and paragraph 8 of SFAS 48.

2.   We note that revenue from multiple element arrangements is based on the "fair value" of each element. Clarify your reference to "fair value" and explain to us how this is consistent with VSOE, as contemplated in paragraph 10 of SOP 97-2. In your response describe how you establish VSOE of fair value for each element in multiple element arrangements.

Form 10-Q for the quarter ended June 30, 2006

Item 4. Controls and Procedures, page 23

Evaluation of Disclosure Controls and Procedures, page 24

3.   We note in your Form 10-Q under Item 4, your statement "<u>except</u> for the items noted above…" the Company has concluded that your "disclosure controls and procedures were effective." Management should not state that the Company's controls are effective except to the extent that certain problems have been identified. Rather, management must take those problems into account when concluding whether the controls are effective or ineffective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Refer to Question 5 of the FAQ on Release No, 34-47986 "Management's Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports." Clarify how the Company's disclosure complies with this guidance.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Very truly yours,

Kathleen Collins
Accounting Branch Chief